Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following transcript relates to an analyst conference call held on February 7, 2006 in connection with Boston Scientific’s fourth quarter and year end results. The slide presentation relating to the following transcript has been separately filed with the Securities and Exchange Commission.

Analyst Conference Call Transcript

Operator

Thank you for standing by and welcome to the Fourth Quarter and 2005 Year End Boston Scientific Earnings Results Conference. At this time all participants lines are in a listen only mode. Later there will be an opportunity for your questions and instructions will be given at that time. [OPERATOR INSTRUCTIONS] As a reminder this conference call is being recorded. I would like to turn the conference over to the Chief Financial Officer, Larry Best. Please go ahead.

Larry Best  - Boston Scientific Corporation - CFO

Good morning and welcome to our call, our year end call focusing on 2005, the year and the fourth quarter. With me on the call today is Chief Executive Officer Jim Tobin, our Chief Operating Officer, Paul LaViolette, and our General Counsel Paul Sandman, and we also have Paul Donovan, our Head of Communications at Boston Scientific, on the call. We will be making some forward-looking type statements, therefore I would like to ask Paul Donovan if you would first read the Safe Harbor clause.

Paul Donovan  - Boston Scientific Corporation - Head of Communications

This conference call will contain forward-looking statements including, among other things statements regarding proposed business combinations between Boston Scientific Corporation and Guidant Corporation and the anticipated consequences and benefits of this transaction. These statements are based on current expectations that are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced from Boston Scientific’s and Guidant’s filings concerning the Securities and Exchange Commission and include general industry conditions in competition, economic conditions such as interest-rate and currency exchange rate fluctuations, technological advances and patents obtained by competitors, challenges inherent in new product development, including regulatory approvals, domestic and foreign health care reforms and government laws and regulations, and trends toward health care cost containment.

Risks and uncertainties related to the proposed transaction include, required regulatory approvals will not be obtained in a timely manner if at all, the first transaction will not be consummated, the anticipated benefits for the first transaction will not be realized, and the integration of Guidant operations, Boston Scientific will be materially delay or more costly or more difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements and therefore should be carefully considered.

Neither Boston Scientific nor Guidant assumes obligations to update any forward-looking statements as a result of new information or future events.

Larry Best  - Boston Scientific Corporation - CFO

The focus of today’s call will be on the year end 2005, a little bit about the fourth quarter, as we acted in 2005, we will attempt to provide you with an update as best we can on the Guidant transaction and all the work that is going into that. We will also spend a few moments addressing the FDA letter received and also how we are responding to that letter. Again, we have Jim Tobin on the phone to discuss all of these things. At the end of our prepared remarks we will open up for any questions you may have and we will try to answer those questions..

Let me first begin with a review of the year 2005. We were pretty pleased with the year. We came in within our guidance pretty much all but at the low range, but it was another year of double-digit growth with Boston Scientific. It was the first full year of TAXUS® and TAXUS® was not in the total 12 months of the prior year, but nevertheless, it was a good solid performance across all of our businesses and I would like to review that with you briefly.

To begin with, I would like to take all look at the worldwide sales by global divisions. As you can see our cardiovascular group came in just a tad short of double digit growth at 9%. Our endosurgery group did see nice double digit growth, 13%, with oncology at 11%, endoscopy at 9%, and urology at 24% growth. So that, when you add all of those divisional growth steps up, you come up with a 10% growth rate before advanced before Advanced Bionics. Advanced Bionics had a very good year, up over 200%. Their business now end of the year, just a tad short of $150 million in sales, but growing nicely in line with expectations. Overall for the year on a worldwide basis, we were able to achieve, rounded up, $6.3 billion in sales and that was relative to the prior year, $5.6 billion in sales or a 12% increase in sales overall in as reported basis, 11% growth on a constant currency basis.

Moving on to the next slide, worldwide sales by geography, again, nice growth in all geographies except Japan where we are waiting our entrance into the drug-eluting stent market there. Our domestic business came in at $3.8 - 3.9 billion compared to $3.5 billion in the prior year, up a solid 10%. When we look to their international business we came in at just over $2.4 billion, and that compares to $2.1 billion in the prior year, up 15% on an as reported basis, 13% on a constant currency basis, and I remind you on the international business that is apples to apples, TAXUS® in both years. So nice, solid, double digit growth. A lot of strength in Europe and in our intercontinental market.

Moving on to the DES market, which is big for Boston Scientific, if you look at the total DES revenue for the year, rounded up of around $2.6 billion in TAXUS® sales. I think that is one of the largest if not the largest single product line in the med tech today in terms of devices. That compares to $2.6 billion compared to the prior year of $2.1 - 2.2 billion, but up 19% year over year. The apples and oranges there in the first quarter of ‘05, I’m sorry, first quarter of ‘04, we were not in the U.S. market so there’s a little bit of apples and oranges there. Overall the U.S. business grew to $1.7 billion, $1.8 billion sales base for taxes in 2005, that compared to $1.6 billion in the prior year, up 12%. As most of you know most of that growth came from the fact that we have full year taxes and in 2004, we only had a partial first quarter, the other side of that I will get to in a moment is in the second half of 2005 we did see some shares lost and we were not able to stay in the 60% market share. That is reflected in the second half of the fourth quarter and I will get to that in a moment.

The really good news, though, on DES, both Europe and the international markets are apples to apples, and for TAXUS®, DES, Europe was up a strong 38% year over year. Intercontinental market for TAXUS® was up 38% also. So almost 40% growth in Europe and IC markets for TAXUS®, that is obviously in light of some new entrants and competition in those markets.

Let’s go to the sales grid and I think it tells the story of 2005 and why we felt pretty good about it, even though we came in at the low end of our range. Starting off with the $5.6 billion in sales in 2004, you add to that a strong showing for Advanced Bionics for the first full year we’ve had Advanced Bionics. They contributed to our net increment of over $100 million in sales. Our endosurgery group contributed an increment of $140 million in sales. Our U.S. DES contribution coming increment of $200 million in sales and our the O.U.S. tax contribution over $200 million in sales, to get us up to just shy of $6.3 billion. So some real nice contributions across the board and we are pleased to see that.

We look at the financial statements, the income statements, on the next slide. Noteworthy is the following. Our gross margin for 2005 came in at 78% and that was an increase over 77% in the prior year. Of course, that’s attributed to the strong sales of TAXUS®.

We grew the top line 12%, we did during the year increase our SG&A spend and our R&D spend. SG&A, we added some sales reps and other types of SG&A costs. The R&D side, we actually acquired a number of companies early and to invest more in the R&D line for those entities and increased the R&D line to make sure our pipeline was going to be delivered timely.

Overall, operating income came in at 33% of sales, a strong showing on the operating income line. And on the net income line, the net margin line, we came in at 24% a sales. So overall, 2005 was a record year for Boston Scientific, a record year in that we had gross margins of 78%, a record year in the we had operating income of 33% and a record year in terms of $1.5 billion at the net income line, or 24% net margin, up 12% also. We had topline growth of 12% and EPS growth of 12%.

Moving on to the reconciliation to the as reported amount. Pretty simple. But two biggest special charges in 2005, one related to our settlements with Medinol and the other one had to do with the acquisitions we consummated during 2005 and the purchase R&D charge of $276 million. That slide reconciles you from $1.82 that we showed for the year to an as reported $0.75 for the year, after special charges.

Let’s move on to the fourth quarter. In the fourth quarter, we saw - in the second half of 2005, we did see a reduction in share in TAXUS®. The early selling off PCR conference earlier in May, we did lose some share to J&J. We thought we could retain something closer to 60% market share. We ended up 50% plus, but that difference did really not allow us to grow the top line in the quarter, we were flat, $1.5 billion, declining 4%.

Our gross margin came in nicely at 78%, down from the prior year of 70%. That all attributed to the reduction in taxes.

SG&A went up. We continue to spend aggressively on our sales and marketing effort, adding sales reps and also on the R&D line for the same reasons I just outlined. 4% down on the top line in the quarter, we increased SG&A 8% and R&D 10%, and that pretty much tells the story. We ended up with a solid, almost 31% operating income and on the net income line, 22% net margin, $0.41 a share for the quarter.

If you look at the bridge, that tells the whole story. We saw good growth, decent growth outside the United States, Advanced Bionics contributed $22 million incrementally in the fourth quarter, endosurgery 29, the biggest reconciling factor is that U.S. DES number. While we did very well outside the United States, in the U.S. we did give up some share and it was roughly $100 million in TAXUS® sales at very high margins. That was the primary reconciling factor from the 1.6 billion in the prior year to the 1.54 billion.

That is an overview of the 2005 year and fourth quarter. Let me turn it over to Jim Tobin for his perspective on the year and how we exited the year, going into 2006.

Jim Tobin  - Boston Scientific Corporation - CEO

Very briefly I think overall it was a good year, it was almost two different years. The first half we had a lot more momentum than we did in the second half. It was about $1.00 of earnings in the first half and more like $0.80 in the back half. However, as we emerged in December, it seemed like we were, and Paul will talk more about this, it seemed like we regaining momentum again and I think that bodes well for the momentum we have coming into ‘06. My point off view boils down to we took J&J’s best shot and withstood that and are seeing our results look very positive moving into ‘06. Glad to have ‘05 behind us and let’s move on.

Larry Best  - Boston Scientific Corporation - CFO

Paul, do you want to add to it how we exited the year going into 2006?

Paul LaViolette  - Boston Scientific Corporation - COO

Yes, we were pretty clear with a two horse race in the United States where the market shares fell out in the fourth quarter very solidly at 54%. I think we maintained a little upward momentum, measurable in December to perhaps add a point to that and certainly through the early part of February, so with a month clearly behind us that has been maintained.

Our team, we just finished a national sales meeting for the cardiology team. It is highly motivated and continues to have a sense of momentum. That is bolstered by what they experience every day, which is the real world performance of our device continues to win out in the physician’s minds over some of the smaller, skewed trials that were popular to discuss in the first half of 2005. Average selling prices are very steady, penetration is steady at 88%, and we have seen an uptick in device utilization per procedure. Don’t know of that is a trend yet.

Overall the factors that contribute to the market have been reasonably steady, not growing in penetration as had been the case throughout 2004, but continuing and that very high 80% level with expectation of increase when incremental sizes are approved at the end of the size matrix. And when you combine the strength of the market with our rejuvenated market position and some share gains, we feel very strongly about our current position and our pipeline for the future we think bodes well for sustained leadership in the U.S.

Larry Best  - Boston Scientific Corporation - CFO

Thanks. With that, let us turn to the Guidant transaction and attempt to give you a bit of an update. We are very excited about this transaction. It is truly a transforming transaction for Boston Scientific. We look forward to kind of re-looking at the future post the closing of this transaction with excitement and optimism. We plan on having an analyst meeting post closing, probably a month to two months after the closing of Guidant, and we will at that time try to do the best we can to give you a good outlook, more specific outlook, on the remainder of 2006, post closing ‘07 and, ‘08 and perhaps even beyond. We will be doing that probably in the spring.

For a moment the key factors that we are working on, working very hard to close a Guidant transaction in a timely fashion. Some of the important areas are the SEC review and filing, the FTC exercise and a course the shareholders’ meeting.

Let me just say we made good progress yesterday. Two important events: one early in the morning, we filed our Hart-Scott-Rodino filings. Paul will talk about that in a moment. And the SEC exercise. We also, later in the afternoon yesterday, filed our S-4 with the SEC, so that is filed. Hopefully beginning to be reviewed down at the SEC. On that note, we have just completed a month ago a review of 10K and quarterly basis from the SEC. So we have already been reviewed and we are up today with the SEC so we’re hoping that the S-4 gets reviewed in a timely fashion.

With regards to the SEC, EU, and the scheduling shareholder meetings let me turn it over to Paul Sandman our General Counsel who is following this.

Paul Sandman  - Boston Scientific Corporation - General Counsel

We did submit our U.S. antitrust filing yesterday. We have had, as we said, very productive conversations with the FTC staff. Those are ongoing. We look forward to continuing to work with them to obtain approval for the transaction.

Throughout this period we have also been in close discussions with the staff of the European Commission. We have shared draft filings with them and we expect to file with the European Commission shortly. Based on the current status and the discussions we have had so far, we believe we will secure the necessary approvals in the U.S. and in Europe in time to close by the end of Q1.

We submitted our Securities filing yesterday. We will work closely with the SEC staff to finalize definitive proxy materials. Those will then be mailed to the shareholders of both Boston Scientific and Guidant ahead of shareholder meetings. We plan to hold both of those shareholder meetings by the end of March.

Larry Best  - Boston Scientific Corporation - CFO

Thank you, Paul. With regards to what has been occurring post our announcement and agreement with Guidant, let me turn it over to Jim Tobin and Paul LaViolette to talk a little bit about some of the planning integration and the meetings we have had that we talked about.

Jim Tobin  - Boston Scientific Corporation - CEO

We have been busy. The bottom line is the integration closed process is moving forward expeditiously. There is great cooperation on both sides. I think that right now, the focus is on figuring out which assets, as we go forward, which assets and people will be Boston Scientific, which will be Abbott, in making sure that we satisfy everybody in that regard and then move expeditiously towards a close. The actual integration planning per say it will become more evident once we have satisfied ourselves on the first part of this thing. We remain very optimistic about the possibilities of combining these businesses. We like what we see. I was out there last week, I will be out there again this week, actually tonight, the bottom line is the more we see the better we like it and the more opportunity we think we have. I would summarize by saying so far so good.

Paul LaViolette  - Boston Scientific Corporation - COO

 Just a couple extra comments. Jim and I have been heading in multiple and different directions to cover various locations within Guidant and also to help orchestrate various elements of the Boston Scientific initiative. I think the best analogy is our due diligence process, which as everyone is aware, went in a very focused way and executed, covered a lot of ground in a short amount a time. We did that through intense focus on critical priorities, using teams that were very coordinated and obviously were divided to conquered the task that were at hand.

I think with Guidant and, also, importantly, with Abbott, we have established very clear decision-making processes, we have clean lines of accountability with in Boston Scientific so it is absolutely crystal clear within Boston Scientific is focused on the transaction, on the close and most importantly the remainder being exclusively focused on running Boston Scientific. We are very focused on those critical events for the close and those events that will assure business continuity immediately upon the transaction and then the events thereafter will begin to focus on adding value through the combination. We are very focused on people, on key talent retention planning and, importantly, clarity for individuals for whom there outcome is not yet self-evident in part because of the divestiture plans. So ten days post agreement we made excellent progress and we have all of the plans in place to meet our objectives by the end of the first quarter.

Echoing Jim’s qualitative assessment of how things are going, first of all, within Boston Scientific, the enthusiasm for this partnership is exceptionally high, and certainly through our myriad interactions with the Guidant teams at all levels, multiple locations around the world, there is very strong fit and their enthusiasm matches ours. We’re certainly impressed by the team and the strength of the business, which I think continues to remains solid and on or slightly ahead of our estimates as they look to regain momentum in the marketplace and obviously the DES progress including CE mark on XIENCE™ reinforces our strategy and we’re beginning to plan how to launch a second drug-eluting stent platform outside the United States. So that is very tangible evidence of how this might create value.

So, it is going very well. Certainly as well or better than we had planned and expected. Considering we have only been involved in this process for a little less than two weeks we are pleased with what has taken place so far.

Larry Best  - Boston Scientific Corporation - CFO

I would just add on the Abbott side, the contact with the team there, they are likewise doing the same types of things that we are doing. They’ve had meetings with upper management, they are looking at the global VI business and how to integrate it with Abbott. There’s a lot of enthusiasm for this transaction at the Abbott base. So I think things are moving along on that front also.

Let me turn now, to the S-4 filings, more specifically the pro forma information that is reflected in there and let me review it with you. Go to the first slide on the pro forma revenue growth. This represents the low end of our range moving from $10 billion in 2007 which will be the first year or first full year of the combined entity. We hope to achieve $10 million in sales or better moving nicely over the next five years to 2011, something in the range a up 12% compound annual growth rate and with good execution we might even be able to overachieve this slide. That is our goal.

Moving to the EPS side. Let me try to explain where we are going here. We are adopting, beginning with the first quarter of 2006 and then post acquisition combination with Guidant, will be reflecting both GAAP EPS numbers and we will also be providing adjusted EPS as I will define in a few moments. When you look at the numbers, first blush, they look not too different than the pro forma numbers we presented when we made our initial offer for Guidant at $72 a share. That is more of a coincidence than anything else. The difference and the why behind that is pretty much as follows.

About the time of our agreement, our most recent agreement with Guidant, our $80 a share bid, we were very pleased that the U.S. government passed legislational law that focuses on a reorganization and tax connections with M&A transactions and historically there has been a gray area, where, when you acquire a company, there was a believe that an expectation that you would immediately have to pay tax on the deferred earnings outside of the United States. So when we put the original pro forma together we were falling that historical guidance and we fully taxed the unremitted earnings from outside the United States for Guidant sort of suggesting we would have to pay that to the federal government.

Just by coincidence, but a good coincidence, a revision to the law actually had passed clarifying what the IRS position is and the position now has been clarified that you do not have to pay tax on those on remitted earnings and therefore what that meant to this transaction is approximately $900 million in tax that will not have to be borrowed or paid. As a result we found ourselves with $900 million of additional cash flow available to us and therefore it means that we will borrow $900 million less to consummate this transaction and it also means throughout the next five plus years we will not have the interest burden on that $900 million a outstanding borrowing and therefore our cash EPS or adjusted EPS number will be better. Great news on that front.

Also in connection with looking at the tax status of the combined entity, we now, expect to be able to achieve affective tax rates over the next five years of 23%, down from 24%. That’s also reflected in the five-year pro forma on the slide.

And thirdly we added to the definition of adjusted EPS, we’ve taken out non-cash stock compensation. That is the basis upon which we will be reporting adjusted EPS.

The following slide, the definition of adjusted EPS that we will be using moving forward, you start with GAAP EPS excluding the following amounts, any effect of a purchase price allocations on assets meaning write-off of in-process research and development will not be in the EPS number. Amortization of intangibles, the effect of step-up of assets to market value which is one time when you combine. Merger related costs will be excluded. Integration, restructuring charges, costs associated with Guidant’s rather unusual ongoing litigation as the result recent events, stock compensation and any other special non-operating costs that we will confront going forward.

That is the basis, moving to the next slide, which is a replay of the prior slide on pro forma EPS. Bottom line is we think we can, on a $10 billion sales basis in 2007, generate hopefully at the lower end of the range, this is our low end of the range as we seek today, $1.52 per share and we can grow that 20% over the next 15 months. If all goes well and we all execute, we should be able to show top line growth at 12% over the next five years and 20% on a adjusted EPS growth over the next five years in a compound annual growth rate. That represents our goals as we move into this transaction and we will keep you up-to-date as we move forward.

It goes without saying in the next slide that the combined operation will generate very handsome cash flow that will allow for a deleveraging on the P&L, otherwise rapid repayment of the debt that we will undertake in the combination and therefore rapid take out of the interest burden which will show nice growth also on the EPS line. This reflects a compounded annual growth and operating cash flow off 18% over the five-year horizon. So very strong cash flow. We’re hoping to overachieve on this so we can pay down the debt more rapidly but we will have to wait and see.

Then if you project out to pro forma, most of you know the slide I love to present, which is a 25-year slide of Boston Scientific. It represents the strategic build of the company over the past decade plus. When you add the combination as though it was combined in January 1st, 2006, which is not the case, but it’s our estimate that if we had been able to combine Guidant with Boston Scientific at the beginning of the year we would have about $8.8 billion, almost $9 billion in combined sales. Most likely we will have closer to nine months of that as opposed to 12. Next year, you see our five years of pro forma that I just outlined. Even if you would discount that graph by 15%, 20%, it is still a very handsome growth projectory with a very diversified premier position in the richest markets in medical devices. That is what is reflected in the S-4, that is our current thinking, that represents our goals as we sit here today.

Before we get to questions and answers, maybe I would ask Jim Tobin if he could address the recent FDA letter that was received and perhaps an overview of the meeting he had with the FDA along with Paul LaViolette on Friday.

Jim Tobin  - Boston Scientific Corporation - CEO

Let me bring everybody up to speed on this. We got the warning letter on January 26, unfortunately just after we came to terms with Guidant. The warning letter, although it was nothing in terms of findings actually new in the warning letter, the message there was that we were not moving fast enough, we were not moving deeply enough and they were wondering if we really got it in terms of how fundamental a change they wanted to see in the way we manage quality in the company. The group of us went down last Friday to sit with the senior folks at the FDA to discuss all of this and to make sure we understood where they were coming from and what we were intending to do would satisfy them.

I would characterize the meeting as being frank and open and productive and I think we covered a lot of ground. We had been working on the biggest of the issues that they identified, which was the way we handled complaints. We had been working on that, we actually started two and a half years ago, but the first try didn’t work out. So as it turns out we just introduced our second attempt at a global complaint system in December which gives us the foundation to be able to finally address their concerns on how we handle complaints in a much better fashion. We rolled that out across the company except for Advanced Bionics. It isn’t that we just introduced it. We have introduced it and rolled it out at this point, so we’ve got the foundation in place.

There were no real disagreements between - in other words, we agree with the FDA’s point of view as to where we stand on these things, and it is a matter of us getting our act together and stepping up and doing the things necessary to show them that we do get it, and we intend to improve our performance in this area, and to basically take ourselves to a level that will allow us to be viewed by them as being more than adequate, being a leader in this area. The ball is in our court. We think that because we have been working on these things for a while now, we can finish what we have been working on in the next few months and test drive these things and make sure they’re working as advertised and then the FDA is committed to come back in on a timely basis to verify that we have done what we said we would do and we’re moving forward in a new manner.

The thing I would emphasize is while these are systems kinds of issues and they ultimately lead to broader kinds of interpretation, the products themselves are not at issue. The FDA is not alleging that anything that we are producing today is inadequate in any fashion. They have agreed that they will continue to process the filings that we have done and will be doing. However I think it would be optimistic of us to say we expect any of these things will get approved until we have satisfied them that we have changed direction here and corrected these problems. They are going to look at it on a case-by-case basis and there may be some things that they will be willing to let come through, but for the most part I don’t think we expect any approvals in the short term.

That is basically where we stand. It is a good news / bad news kind a thing. It is an embarrassment to get a letter of this nature. On the other hand we understand the message and we understand we have to do in order to resolve these things and we think we can do it on a timely basis, in a very thorough manner, and we believe our relationship with the FDA is such that if we hold up our end they will acknowledge that and we can move forward. That is where we are. So it is a good news / bad news kind a thing, but I am optimistic that we will be able to get through this in a timely fashion.

Larry Best  - Boston Scientific Corporation - CFO

Let me now, turn it over to the moderator of the call and we will open it up for any questions you might have.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Our first question is from Rick Wise from Bear Stearns. Please go ahead.

Rick Wise  - Bear Stearns - Analyst

Good morning. A couple questions. Looking at the drug-eluting stent momentum you talked about, Paul and Larry, coming out of December, it seems there are two potential hurdles blocking the momentum as we look at the first half of 2006. One is FDA resolution. How quickly do you think you can get resolved and what are the implications for the Liberté™ launch? And two, Paul, you could help us, give us your updated thoughts on J&J capacity expansion? They seem to think they will be adding the line every month for the next four or five months, more sizes, potentially expanded dating, can you give us your expectations?

Paul LaViolette  - Boston Scientific Corporation - COO

Maybe I will just go and Jim, chime in, where necessary or where you want to add more. First of all the capacity question is one that has been asked and answered many times. They have routinely added capacity, they have routinely stated that they have more than the capacity they are using to serve the market. I have met with many physicians in the last couple of months who would tell me that they don’t feel supply constrained.

There are some accounts that probably don’t have as much liberal access to the product as they might wish. Oftentimes that is because a contracting stances or inability to agree on pricing, so the product is more withheld from those accounts than not technically available by capacity. There are other parts as those individual accounts would protest that they don’t have enough. There are other accounts feel as if they are more than amply supplied. So my sense is there may be a few constraints, J&J essentially has what they need to service the business that they have.

Certainly our share today, if it is stable, if it is growing slightly, is not really affected by capacity. Obviously we have two suppliers in the drug-eluting stent marketplace that have warning letters in place. Ours is general, their’s is specific, they, I believe have said, it will be some number of months before they can the invite FDA back into their facility. So I think issues such as dating, issues related to size, matrix expansion for either party, which of course are dependent upon PMA supplements, can’t move forward until warning letter resolution. In some ways the race is more about quality systems than about individual achievements in DES.

From our perspective as you are aware the Office of Device Evaluation continues to move forward on all device reviews up to the point where the approval is then pending, irrespective of the warning letter, then the warning letter holds up the approval.

For new submissions such as Liberté™, we would certainly hope to have a result of or warning letter issues before Liberté™ would actually reach the end of its planned time review in FDA. The only thing that would be pending prior to that more on the mid year timeline would be our size matrix expansion to 2.25 and 4.0-millimeter. And as I mentioned, J&J is essentially pending with the same. You have both companies working diligently to resolve warning letter issues over the next quarter or two and both likely to get size approval in roughly the same time frame I would say, somewhere in the middle of the year.

Rick Wise  - Bear Stearns - Analyst

And as a follow-up, the briefest of terms, for your key assumptions on the guidance you have laid out particularly as it relates to Guidant’s market share and eventual rebound. Can you frame that for us?

Larry Best  - Boston Scientific Corporation - CFO

Yes, I think that the market share expectations that we have reflected are conservative. I don’t have them in front of me unfortunately because we had a different location, but the assumptions we are using for our low range are substantially below what the management of Guidant believes they can achieve. At the high end of the range, we are expecting four or five years out to be able to achieve 32% market share when they have been much higher than that, historically. It is a very conservative market share CRM measure that we have reflected in the pro forma amounts. I think I have in Natick - I am in the West Coast - I have a colleague, Janet Kelly, do you have that in front of you? The assumptions in the pro forma?

Janet Kelly  - Boston Scientific Corporation

Not with me but I can go get them.

Larry Best  - Boston Scientific Corporation - CFO

Why don’t we come back to that and give you some idea of the assumptions and the pro forma. I think you will agree that they’re very conservative.

Rick Wise  - Bear Stearns - Analyst

Thank you very much.

Operator

Next question is from the line of Dhulsini De Zoysa from SG Cowen. Please go ahead.

Dhulsini De Zoysa  - SG Cowen - Analyst

Good morning. This is for you, Larry. Could you help us, looking at the pro forma numbers that you provided in our filing last night, the greatest variance to our pro forma model is in ‘08 and I appreciate the unremitted earnings, the tax difference lowers your interest burden. Can you give us some insight into your assumptions for debt levels? Should we be expecting a stairstep off particularly in ‘08?

Larry Best  - Boston Scientific Corporation - CFO

In terms of debt reduction? Yes. Milan do you have that in front of you?

Milan Kofol  - Boston Scientific Corporation

It’s no different than what we showed before. We start with a gross debt of about $10 billion at closing and then we’re looking into repay that within the next 60 or so months.

Larry Best  - Boston Scientific Corporation - CFO

In ‘08, what do you have as the outstanding debt number? Do you have that with you?

Milan Kofol  - Boston Scientific Corporation

It is about $5.4 billion.

Dhulsini De Zoysa  - SG Cowen - Analyst

That explains the difference, its a little bit more aggressive than we had modeled.

Larry Best  - Boston Scientific Corporation - CFO

I will tell you our plan is to be more aggressive on the debt repayments. We are hoping to surprise on the paydown of debt. We will have to wait and see. Our intent is to be more aggressive than that on the paydown. We are going to post transactions, the executive team at Boston Scientific will really take a hard look at the next 36 months with a particular focus on cash flow. And for example CapEx, what is critical, what is not, etcetera, we will do everything we can to pay down more debt than we have actually scheduled in the first 36 months. You will be seeing that.

We will have a pretty stringent process. Keep in mind we have done this before in 1998, we acquired Schneider for $2.1 billion, as a much smaller company. We went into debt, $2.8 billion. In the first 24 months, we paid $1.3 billion in debt down, far more aggressively than what we laid out for the street then. I expect we will do the same here.

Dhulsini De Zoysa  - SG Cowen - Analyst

Jim, if you could just maybe provide a little bit a color. You said that you have already implemented the global complaint system. Can you describe the real difference between the new complaint system and the previous system that gives you confidence that this time you have got it right and how will you know you have satisfied the FDA?

Jim Tobin  - Boston Scientific Corporation - CEO

The situation with our complaint system or systems, I asked the question a few months before we were ready to launch TAXUS® about whether we could handle the volume of complaints that we were logically expecting to come from the introduction of a successful product like TAXUS®, and the answer I got was no. We had 23 different complaint systems at that point because nobody had gotten around to combining them as we went through all these acquisitions. The idea was we would get a 24th system that we would use just for TAXUS® and then roll that out across all of our various locations. That TAXUS® system would become the system.

What happened was that system was not really scalable across, so while it worked okay for TAXUS® it really didn’t do the job for the rest of the company. And then they ran into financial difficulty and blew up on us. We were back to square one.

We went to a different vendor, different system. That is done. We know that works because it is working. We’re not talking about what we’re going to do. We did that. We are just beginning to get the first data out of the system.

The issue is how do you collect this stuff and what do you do once you have got it? How we analyze complaints, how we trend, what kinds of triggers we use, how we handle one off unexpected things versus normal complaints that need to be kept below certain thresholds, how do you set those thresholds, who is looking at the data and how you do it, what do you do as a result of the data, all of those feedback loops that - signals that you get from complaints, that is the real key to the thing. You have got to have the data, now we are in position to get the data. The question is what do you learn from that data and how you handle what you learn. That is the part we’re working on right now.

The bottom line is we made a false start here. We think that we are in much better shape now, and we can move forward with this thing and the agency I think, this is not rocket science, lots of people handle lots of complaints. We need to figure out how to do that on an expeditious basis and we can.

Dhulsini De Zoysa  - SG Cowen - Analyst

Just to help me get my arms around this, do you have a follow-up time line with the FDA that you reached maybe at the Friday meeting so that you will know you have satisfied the FDA within a certain amount a time?

Jim Tobin  - Boston Scientific Corporation - CEO

We told them we would complete our end of this within a matter of months and what I am thinking about there is three or four months. I would expect that by May, June, we should be in a position to look the FDA in the eye and say we think we have conquered this problem, this problem, and this problem, we want you to come back and look at our facilities. They have committed to schedule those reinspections on a timely basis, but realistically, they have a lot of other things to do, so I wouldn’t expect to see them back in our plants until this summer, maybe towards the end of the summer. There are a number of places they will want to go. They will want to go to the places they have been and they want to go to places where they haven’t been to make sure the fixes we put in place are truly system wide. It will take them until the end of the summer or early fall to satisfy themselves. But TAXUS® Liberté™ is not really scheduled to pop out until October anyway. So I think by then, we will have made the fixes and they will have verified the fixes.

Dhulsini De Zoysa  - SG Cowen - Analyst

That is really helpful. Thank you very much.

Janet Kelly  - Boston Scientific Corporation

Larry, before you go to the next question to you want me to answer the CRM market share?

Larry Best  - Boston Scientific Corporation - CFO

Sure.

Janet Kelly  - Boston Scientific Corporation

The low range in terms of market share we go from 22% in 2007 to roughly 33% in 2011 worldwide.

Larry Best  - Boston Scientific Corporation - CFO

Thank you. Next question?

Operator

And it comes from Mike Weinstein from J.P. Morgan.

Mike Weinstein  - J.P. Morgan - Analyst

Good morning, thank you for taking my questions. I could have spoken on this on Guidant, but I did wanted to clear up your response to Dhulsini’s question, about the facility re-inspections, how many facilities do you think the FDA will have to go to?

Jim Tobin  - Boston Scientific Corporation - CEO

I don’t know. We haven’t been given a specific number but it wouldn’t surprise me if they didn’t want to see five or six different facilities of our more or less 20 that are involved. That is something that will take some time to do. That is very reasonable.

Mike Weinstein  - J.P. Morgan - Analyst

Let me move on to what I was originally going to ask. I think we all understand the strategic rationale for why you want to acquire Guidant’s CRM business. That is fairly obvious. I know where the market has struggled to a degree is the financial basis for the transaction. I don’t think I have heard the Company publicly comment on its expected returns in this transaction. I was hoping you should shed some light on that. I was also hoping since we haven’t heard post the revised terms and the confirmation of the transaction, when do you expect this transaction to actually turn accretive to earnings?

Larry Best  - Boston Scientific Corporation - CFO

That me try to take that. The transaction is driven with something very simple, what is good for our shareholders over the long term. As you know, roughly 30% a Boston Scientific is owned by two individuals at separate ends of the building in Natick. When we look at shareholder value and we look at long term, which has always been our perspective, you look at the diversification of the Company, the risk profile of the Company, and that has something to do with the creation of shareholder value over the long term.

We have done an outstanding job of leading, achieving leadership in one of the largest markets called drug-eluting stents. In fact, with our performance in 2004, during some parts of the year, at close to 70% market share and a somewhat highly penetrated markets, we saw a marked reduction in shareholder value because of the lack of diversification. It had nothing to do with our performance. In fact, our performance in 2004, we were number one on Barron’s 500. Our performance was at a very high altitude but we couldn’t argue with the statement that we became very dependent on one technology. That obviously inhibited us from growing shareholder value. In fact shareholder value, as you obviously know, went south on us.

So it is clear to us, the management team and our shareholders, that this reliance on one product is not a good thing. It increases our risk profile and it therefore has an impact on how investors perceive us. This transaction is driven by the value of diversification and the value of being fundamental in highly underpenetrated markets that will grow for decades plus.

That is how we approach the transaction, that is how we came to the conclusion as to what we are willing to invest in the transaction, and we think, with regards to shareholder returns and value, the complexion of Boston Scientific will be much different post this transaction than before. Our shareholders will have much better security in terms of what they hold in investing in Boston Scientific, far less of a risk profile and a much higher confidence level at five years plus, 2009, 2010 on to 2014, 2015, a much higher level of confidence that we will be able to achieve double-digit growth, that is diversified.

That simply is what drove this transaction. It is not about some MBA ROI calculation for the next 12 months. It has taken a long-term perspective with regards to leadership and I underscore leadership, in medical devices.

Keep in mind, post this transaction we expect to have a leadership position in cardiovascular medicine. Probably in 2007 we will be very close with Medtronic’s top line sales in this space, the richest space in med tech. We fully expect that as we go into 2009, 2010, we will be the largest footprint in cardiovascular medicine with handsome margins, handsome growth rate and a handsome return to our shareholders in terms of value creation.

Mike Weinstein  - J.P. Morgan - Analyst

Your argument is the strategic argument, you’re basically saying at the end of the day you think investment in the combined companies will be a better investment than Boston Scientific without Guidant, which I understand. But what I am still looking for is - you obviously have that desire to diversify the company - is balanced by the dilution to existing shareholders. Still trying to make sure I understand the financial basis in which we said okay at $80 a share for Guidant, it is still on this basis a worthwhile transaction based on this return expectation based on expectation that at this point in time this transaction will be accretive to our shareholders.

Larry Best  - Boston Scientific Corporation - CFO

We think that this transaction will be accretive to our shareholders sooner as opposed to later. When you talk about dilution, you have to talk about diluting to what? The better you do, the more diluted it is. If you look at our presentation, we use Wall Street estimates that are much different than our internal estimates. If you compare to our internal estimates you would say this is a diluted transaction. If we do better than our internal estimates you would say it is a really diluted transaction. If you refer to Wall Street estimates, where there is what we think is a substantial disconnect, it is not that diluted. In fact, we think we can make it accretive in a much shorter period of time and we plan to do that.

This idea of dilution, accretion, has everything to do with what you are comparing it to and what period you are comparing it to and you cannot not look at the risk profile and the value of diversification in creating shareholder value.

Mike Weinstein  - J.P. Morgan - Analyst

Let me follow up with one separate question. The meeting so far with Guidant’s CRM management, who from Guidant will join Boston Scientific’s executive committee and who have you gotten assurances from that they’ll be on past some reasonable date from Guidant.

Larry Best  - Boston Scientific Corporation - CFO

That discussion will be held after we close this transaction. Those sorts of issues are being discussed, will be discussed. Safe to say that we admire Guidant’s CRM business and will admire the people we have met due to the due diligence and we have been listening very carefully to the Guidant folks as to what makes the most sense to achieve leadership in the CRM business.

Mike Weinstein  - J.P. Morgan - Analyst

Thank you.

Operator

Next question is from Thom Gunderson from Piper Jaffray. Please go ahead.

Thom Gunderson  - Piper Jaffray - Analyst

Quick questions, Jim, on the meeting with the FDA, was there any talk of Guidant and anything that you might have to do with this corporate warning letter, assuming they are finishing up at the end of the year and you are going to close the deal before the end of the year, I mean before the second quarter. Was there any subjective discussion and to you think they will want to inspect Arden Hills as part of their overall warning letter by the time we get to September?

Jim Tobin  - Boston Scientific Corporation - CEO

I think that the way the Agency has approached these things in the past, that is all we have to go on, the warning letter we received applies to us and they are going to want to look at those facilities that are under that quality system. Guidant has its own warning letter that it needs to worry about and they’re taking steps there, much aligned with what we are doing. But I think that the expectation would be that Guidant’s warning that would be dealt with in the Guidant sphere.

Advanced Bionics has a warning letter they got as a result of an inspection within the first 90 days after we owned them. That is being handled pretty much independently from the rest of the Boston Scientific issues.

There are really three separate tracks going on here. The Agency is managing as if they were totally separate rather than one big company. Over time, I would expect, they and I would expect, the same quality system would be applied to all of the aspects of Boston Scientific, but they realize that it takes awhile for that culture to permeate. They tend to manage it on separate tracks in the short term.

Thom Gunderson  - Piper Jaffray - Analyst

Thanks. Larry, you were talking about more aggressive debt payback than what you have outlined on the low side. But you also talked in the past about hundreds of private and public investments and billions of dollars. Is it fair to say those investments have been curtailed or stopped and one step further and do you become a seller rather than a buyer in the near term to pay off debt?

Larry Best  - Boston Scientific Corporation - CFO

That is a pretty good summary actually. We are going to be looking at all of those. As you know, we have run rate of investments in the $400 -plus million range. In our models that are in the pro formas, there is a base assumption, of $250 to $300 million per year spent on these investments that we tend to deal with. I fully expect that we are going to lean toward conservatism in the next 24 months and basically shut a lot of that spend down.

I am hoping, my own personal goal is to propose to the team that we only invest in the next 44 months in areas that we think are very critical and timely. The difference in the assumptions that are in the pro forma, I am hoping we can squeeze out another $250 to $500 million over the next 36 months, pay down that debt. In addition I expect some asset sales of assets that are not strategic, that are not in the assumptions. That is why I am bullish on being able to pay down the debt at a faster pace than what we outlined in the pro forma.

Thom Gunderson  - Piper Jaffray - Analyst

Last question. Paul, in your prepared comments, small uptick in stents per procedure, when did that start and is there anything you can attribute that to?

Paul LaViolette  - Boston Scientific Corporation - COO

It started in October. It is very, sort of volatile graph, but it’s because we’re looking at stents per case by two decimal places. You are going from 1.46 to 1.58. That is a pretty significant increase across 1 million interventions a year.

If you look at the summer, we bottomed out. This is a market number, not a Boston Scientific number, at below 1.5. That has steadily ticked up across 1.5, across 1.53, up to 1.58 which is a number we have not seen, meaning previously. That is a high.

I just think it is a function of incremental complexity, plain and simple. It is not a megatrend yet. We need several more months of data before we can confirm that there is something real here, but it is a positive sign, a sign that seems to have continued for a while. It would be more impressive had it not started from such a low number. We have seen averages of 1.52, 1.53 for extended periods of time. The fact that it was below 1.5 and then upticked beyond that is a healthy sign but not explosive growth. The fact that it is well above 1.55 is a positive sign that we are hoping to continue. It is not a megatrend, just a little bit of incremental complexity and if it continues a couple more months we will have something and we will continue to update you on that.

Thom Gunderson  - Piper Jaffray - Analyst

Thank you.

Operator

The next question is from the line of Tao Levy from Deutsche Bank.

Tao Levy  - Deutsche Bank - Analyst

Paul, I was wondering if you could update us on some of the pipeline products that are supposed to be going into clinical trials, I guess the first half of the year. Does the warning letter impact any of those from entering the clinic? I am thinking about the disposable endoscope, for example. And also since we have counsel on the line I was wondering if you could update us on any of the upcoming stent trial dates both in the U.S. and Europe that we should be keeping an eye out for.

Paul LaViolette  - Boston Scientific Corporation - COO

The nearest term pipeline event is first human use for Endovations, that continues to be on track for next month if all goes well. It is a tremendously complex system and we have a lot of final checks to go through. It is like going through a rocket launch with a countdown, but all of the work we have done on that has been extremely impressive of late and we are very enthusiastic about that. That is a class two device and would not be subject to the warning letter implications specifically.

The next one on track is carotid. Carotid will be, we think, subject to the warning letter implications. It is essentially finally reviewed at ODE and pending approval so it is safe to say we will definitely see that slip. We will work with the FDA on whether there is any leeway there after we have put our responses together and created an argument for whether or not carotid should not be held up. But given that that approval was imminent we can certainly say that that will be impacted and if we just slip it out a quarter or so, the market is emerging. We don’t have high sales in our plans, so it is not a material event for Boston Scientific, but I think it’s safe to say that from a market perspective we can probably expect to see that somewhere closer to the summer time rather than early spring.

The other two big programs, obviously, are Liberté™ derived. One is Liberté™ Japan, which is one of our biggest programs for 2007. That is very much on track with the December 22nd PMDA submission and review ongoing. We are expecting a Q1 approval there. As we previously discussed, TAXUS® Liberté™ U.S., which continues to move along, there is no way to gauge today whether that time line will be impacted. But if you look at the timeline that Jim articulated related to this overall warning letter resolution and the proposed track for TAXUS® Liberté™, they should not intersect. There should be clearance of the warning letter before Liberté™ in our expectations Q4 approval. This could be the big ones with the nearest term implications.

Paul Sandman  - Boston Scientific Corporation - General Counsel

This is Paul Sandman. On the trial front, the only case coming to trial in the near term is one in which we are the plaintiff. We have asserted a drug patent against J&J. We believe their use of several of Sirolimus on the CYPHER® stent infringes our patent. That is a two week trial scheduled to begin in Delaware on March 6th.

Tao Levy  - Deutsche Bank - Analyst

Thank you.

Operator

Next question is from Bob Hopkins from Lehman Brothers. Please go ahead.

Bob Hopkins  - Lehman Brothers - Analyst

A follow-up question Mr. Sandman, General Counsel. I didn’t hear the question, but I was wondering if you could give us an update when you expect to hear something from the judge on the [Dean Ruling] and whether or not she plans on overturning of that. Secondly, I was wondering if you had any comments at all on J&J’s right patent because it seems to cover ‘olimus analogs and how confident are you that you will have free and clear access to everolimus assuming the FTC signs off on the transaction?

Paul Sandman  - Boston Scientific Corporation - General Counsel

We believe we will have the right to practice everolimus. With regard to the cases pending before Judge Robinson in Delaware, she has a number of post trial motions pending in three different cases before her and we really don’t have any indication when or how she is going to rule.

Bob Hopkins  - Lehman Brothers - Analyst

Thanks for that. Very quickly, Larry, in your pro forma numbers, can you give us a rough sense of what kind of TAXUS® cannibalization you are assuming from XIENCE™, again I assume you believe the SEC will sign off on the current transaction as it exists in?

Paul LaViolette  - Boston Scientific Corporation - COO

Maybe, Bob, I will take that. We have modeled in cannibalization in the out years, not starting until 2008. By which time we will have converted our TAXUS® business to from Express to Liberté™ and we will be in the process of moving from Liberté™ to Liberté™ on Apex™, so you are dealing at that point with a highly competitive and differentiated TAXUS®, even in comparison to what we sell today in Europe.

We modeled XIENCE™ in several ways. Number one, total XIENCE™ impact in the marketplace, which is an aggregate of Boston Scientific and Abbott, and we think having two competitors obviously will increase the overall dynamic. We then look at how much of that aggregate XIENCE™ will be Boston versus Abbott and that is a series of assumptions right now. We then look at the total Boston XIENCE™ sales will be into of, if you will, exclusively into customers that currently use or prefer a non TAXUS® stent versus those who have spillover, if you will.

What we are clearly seeing is that although there are drug preferences, some physicians will switch because the drug preferences perhaps reside at the very ends of the market, and so you have physicians that are very committed to TAXUS® and Paclitaxil, you have some very committed to CYPHER® and Sirolimus, and then you have quite a number in between that are willing to move so we will see some TAXUS® cannibalization. We have assumed that our cannibalization will be limited to perhaps one in three stents that we sell or one in four. So we’re hoping to gain incremental XIENCE™ sales. We will rebrand product and we will hope to, through selling tools through drug marketing and differentiation based on clinical data, we will hope to try to basically prevent too much TAXUS® erosion. Frankly at our incentives to sell XIENCE™ and we can grow the business and Abbott incentives are very high to sell XIENCE™ and they’re excited to get in the marketplace and we think we can grow the business overall. Cannibalization is something we factored in but it is not excessive.

Bob Hopkins  - Lehman Brothers - Analyst

Lastly, should we anticipate that when a corporate warning letter is lifted that that happens at the same time as three other warning letters or could those three other warning letters be lifted earlier than the corporate warning letter?

Jim Tobin  - Boston Scientific Corporation - CEO

They are on separate tracks in a sense that there is a fourth warning letter, Advanced Bionics, that is on its own track and that is getting close to resolution. The likelihood is the three warning letters we have got previously and the corporate warning letter, all of that will be resolved more or less as a package because all of the issues there are intertwined.

Paul Donovan  - Boston Scientific Corporation - Head of Communications

We have time for two more questions. We’re getting close to 10:30, so why don’t we take two more.

Operator

Our next question is from Glenn Reicin from Morgan Stanley.

Glenn Reicin  - Morgan Stanley - Analyst

I have a couple questions for Larry, AKA the general. Can you give us a sense, in the changes in the pro formas in the S-4, how much of that was due to the exclusion of 123-R?

Janet Kelly  - Boston Scientific Corporation

It’s $0.07 in – in 123, you said? It’s $0.07 in ‘07, ‘08 through ‘10 it’s $0.08, and it’s $0.09 in ‘11.

Glenn Reicin  - Morgan Stanley - Analyst

So the remainder is the lower tax rate and the debt paydown for lower debts. I am confused on the debt because you are ending up with $10 billion, I thought that was the original plan.

Milan Kofol  - Boston Scientific Corporation

The original plan was $11 billion to start with $11 billion which was subsequently reduced to $10 billion to give them the $900 million tax non-payment, if you will. So we are now starting the closing with $10 billion of debt and an estimated $400 million of cash on hand. Our anticipation is $9.6 billion from the starting block.

Larry Best  - Boston Scientific Corporation - CFO

When we went out with 72, our range was 9.5 to 10.5 and then we went up. It got to - the high of the range was $11 billion, you take out the $900 million that we don’t have to borrow and that is the burden we took out.

Glenn Reicin  - Morgan Stanley - Analyst

I am trying to figure out what EBITDA is. Can you give us a sense of what amortization is expected for the entire corporation as well as depreciation?

Larry Best  - Boston Scientific Corporation - CFO

Janet, do you have that? Amortization, we use $700 million?

Milan Kofol  - Boston Scientific Corporation

It’s about $950 million on a combined basis including the existing amortization for Boston Scientific.

Glenn Reicin  - Morgan Stanley - Analyst

What about depreciation? Any sense at this point?

Milan Kofol  - Boston Scientific Corporation

Depreciation is $400 million on combined basis.

Glenn Reicin  - Morgan Stanley - Analyst

Thanks.

Larry Best  - Boston Scientific Corporation - CFO

One more question and we will wrap it up.

Operator

Our final question is from Joanne Wuensch from Harris Nesbitt.

Joanne Wuensch  - Harris Nesbitt - Analyst

Just two quick questions on the Guidant portion of this. I would assume that the ICD salespeople are under some type a contract to keep them happy and in place given the length of the merger as well as decreased ICD sales. Can you give us an idea how long that retention package, if you will, is in place? And a follow-up question is, you talked about the ICD market share assumptions over the next several years, can you comment on what your thoughts are on the ICD market growth rate?

Larry Best  - Boston Scientific Corporation - CFO

On the retention, the turnover rate in the sales force has been nominal. They have done - the Guidant management teams have done a terrific job in holding that strategic asset in place, and very simply, how you do that, you pay them and look at it this way. They are paying, spending money on people as though they have a $3 billion CRM business. They have something closer to $2 billion than $3 billion.

Paul LaViolette  - Boston Scientific Corporation - COO

It is a commission focus rather than retention focus.

Larry Best  - Boston Scientific Corporation - CFO

That is right. They’re keeping these guys whole.

I will tell you, our initial discussion, interface with some of these CRM folks, these guys are excited. They are preparing for the recovery, they believe in the recovery. We couldn’t feel better about the CRM sales force and their perspective. I personally have talked to a number of them.

The second question on the CRM growth, we are not experts in the CRM market. I think our market growth rate that we used in our pro forma, and the analysis we have done leading up to the offer, was conservative. In the 15% range, 12% to 15% range. I there is a lot of estimates out there that the CRM market will grow 20%. But we use more of 12% to 15% range in sizing the opportunity..

Joanne Wuensch  - Harris Nesbitt - Analyst

Thank you.

Larry Best  - Boston Scientific Corporation - CFO

With that, I want to thank everyone for joining us this morning. We will keep you up-to-date as our Guidant transaction moves closer to close. I wish everyone a good morning. Thank you very much.

Operator

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